SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 3, 2009
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the information that appears immediately following this page.

Third Quarter 2009 Results Nov 3, 2009 Cautionary statement regarding forward-looking statements This presentation contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates; (2) the effect of the current economic environment or other developments on the financial position or creditworthiness of UBS’s customers and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (4) the outcome and possible consequences of pending or future actions or inquiries concerning UBS’s cross-border banking business by tax or regulatory authorities in various jurisdictions; (5) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (6) UBS’s ability to retain and attract the employees that are necessary to generate revenues and to manage, support and control its businesses; (7) political, governmental and regulatory developments, including the effect of more stringent capital requirements and the possible imposition of additional legal or regulatory constraints on UBS’s activities; (8) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (9) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (10) changes in the size, capabilities and effectiveness of UBS’s competitors; (11) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty; and (12) technological developments. In addition, actual results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s restated Annual Report on Form 20-F / A for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise. 1

Overview Successfully stabilized the firm’s financial condition and now focusing on earnings growth Improved underlying profitability for the second quarter in a row Continued de-risking of balance sheet and further strengthening of capital position Reached settlement agreement with the US tax authorities in relation to the “John Doe” summons matter Swiss Confederation sold its stake in UBS Completion of the sale of UBS Pactual 2 3Q09 highlights IFRS net loss of CHF 0.6bn Adjusted 1 pre-tax profit of CHF 1.6bn Improvements in IB’s FICC business, WM Americas and Global AM WM&SB results disappointing Invested assets stable at CHF 2.3 trillion despite negative effects from continuing net new money outflows and divestments Strengthened Tier 1 capital ratio to 15.0% Reduced balance sheet by 8% and risk-weighted assets by 15% 1 Excluding CHF 1.4bn charge on own credit, a loss of CHF 0.4bn related to the sale of UBS Pactual and a loss of CHF 0.3bn related to mandatory convertible notes converted in August 2009 3

3Q09 performance by division

(CHF m)	WM&SB	WMA	Global AM	IB	CC	UBS
Income	2'799	1'377	567	2'845	(160)	7'429
Credit loss (expense) / recovery	16	0		(243)		(226)
Own credit				(1'436)		(1'436)
Total operating income	2'814	1'378	567	1'167	(160)	5'766
Personnel expenses	1'438	1'001	311	1'766	161	4'678
Non-personnel expenses	585	267	126	771	(66)	1'681
Total operating expenses	2'023	1'268	437	2'537	95	6'359
Pre-tax profit / (loss)	792	110	130	(1'370)	(255)	(593)
Tax						(49)
Minorities						21
Net profit attributable to UBS shareholders						(564)

Adjustment items	WM&SB	WMA	Global AM	IB	CC	UBS
Own credit				1'436		1'436
Losses related to the sale of UBS Pactual					409	409
Losses on MCNs valuation prior to conversion					305	305
Adjusted pre-tax profit / (loss)	792	110	130	66	459	1'557

4

Revenues

(CHF m)



Net fee and commission income
Net income from Interest margin businesses
Net income from trading businesses excluding own credit
Net income from treasury activities and other[1]
Total income excl. own credit
Own credit
Credit loss expense
Total operating income
4'502
4'530
1'302
1'201
1'006
1'640
560
58
7'371
7'429
(1'213)
(1'436)
(388)
(226)
5'770
5'766
2Q09
3Q09

1 Includes other income

5

Expenses


(CHF m)
7'093
(1'074)
6'019
420
(80)
6%
6'359
2Q09 as reported
Adj. items 2Q09[1]
2Q09 adjusted
Personnel
Non-personnel
3Q09 as reported

- Personnel expenses increased on:
  - Higher accruals for performance related compensation
  - Change in compensation policy under which a higher proportion of variable compensation is to be paid in cash than in share-based awards
- Continued significant reduction of non-personnel expenses
- Our cost base does not yet reflect the full impact of 2009's cost reductions

1 Adjusting items in 2Q09 affecting expenses were goodwill impairment charge of CHF 492m related to UBS Pactual and restructuring charges of CHF 582m

6

Headcount

3Q09 development


(FTE)
71'806
(666)
(1'097)
(191)
(792)
(36)
(2'783)
69'023
Jun 09
WM&SB
WM Americas
Global AM
IB
CC
Sep 09

- Headcount reduced by 1'824 excluding divestments
  - UBS Pactual (591)
  - Stifel, Nicolaus (368)

Target


(FTE)
~77'800
~(8'800)
~69'000
~(2'000)
~(2'000)
~65'000
Dec 08
9M09 reduction
Sep 09
Remaining reduction excl. ISC
India Service Centre
2010 target

- Consistent with previous target, headcount will be reduced to approx. 65'000 in 2010 taking into account the sale of UBS Pactual, the sale of branches to Stifel, Nicolaus and the sale of the India Service Centre (ISC)

7

Invested assets

WM&SB
(CHF bn)



961
(17)
55
(17)
0
982
2%
Jun 09
NNM
Market
FX / Other
Divestment
Sep 09

- Swiss clients outflows increased to CHF 3.9bn from CHF 0.2bn prior quarter
- International clients outflows improved to CHF 12.9bn from CHF 16.3bn prior quarter

WM Americas
(CHF bn)



695
(10)
59
(30)
(20)
694
(0%)
Jun 09
NNM
Market
FX / Other
Divestment1
Sep 09

- NNM was impacted by financial advisor attrition and lower recruiting

Global AM
(CHF bn)



593
(10)
38
(13)
(25)
583
(2%)
Jun 09
NNM
Market
FX / Other
Divestment1
Sep 09

- Excluding money market flows, outflows slowed to CHF 2.3bn from CHF 7.8bn prior quarter
- First net inflows from clients other than those of WM businesses since 4Q06

1 Closing of the sale of UBS Pactual resulted in a decrease of CHF 32 bn in invested assets (CHF 7 bn for WM Americas and CHF 25bn for Global AM), while the first closings of the sale of branches to Stifel, Niclaus & Company, Inc. resulted in a decrease of CHF 13bn in invested assets for WM Americas

8

Wealth Management & Swiss Bank revenues

- Overall revenues declined 3% from prior quarter
- Recurring income:
  - Lower interest income on continuing margin pressure, particularly on liabilities
  - Higher asset-based fees on increased average asset base
- Non-recurring income:
  - Lower brokerage fees and related trading income on seasonally low level of client activity
  - Higher interest charge related to internal allocation of liquidity buffer
  - Other income impacted by increased valuation adjustment on a property fund
- Net credit loss recoveries of CHF 16m in 3Q driven by releases of allowances taken against lombard loans in prior periods

Swiss clients revenues



2Q09
3Q09
(CHFm)
1'566
1'476
(6%)

Int. clients revenues



2Q09
3Q09
(CHFm)
1'369
1'323
(3%)

Gross margin – Int. clients



2Q09
3Q09
(CHFm)
87
23
64
83
21
62
Recurring
Non-recurring

9

Wealth Management & Swiss Bank

Pre-tax profit
(CHF m)


1'661
1'253
932
792
3Q08
2Q09
3Q09
Excluding restructuring charges in 2Q09

- In addition to lower revenues, pre-tax profit was impacted significantly by:
  - Higher accruals for performance related compensation mainly due to change in compensation policy under which a higher proportion of variable compensation is to be paid in cash than in share-based awards
  - An impairment of intangible assets in the Bahamas
- Underlying[1] expenses roughly flat compared to prior quarter
- Client advisors in international business reduced by 207 to 3'386

	3Q08	2Q09	3Q09	vs. 2Q09
Revenues (CHF m)	3'692	2'914	2'814	(3%)
Expenses (CHF m)	2'032	1'983	2'023	2%
Invested assets (CHF bn)	1'168	961	982	2%
NNM (CHF bn)	(36.8)	(16.5)	(16.7)	
Personnel (FTE)	31'703	29'367	28'701	(2%)

1 Excluding effect of compensation policy change, an impairment of intangible assets and restructuring charges

10

Wealth Management Americas

Pre-tax profit
(CHF m)


188
110
(69)
(221)
3Q08
2Q09
3Q09
Excluding restructuring charges in 2Q09

- Return to profitability with pre-tax profit of CHF 110m
- Reduction of expenses resulting from cost control efforts
- NNM was impacted by financial advisor attrition and reduced recruiting
- Financial advisors down by 379 after taking into account divestments

	3Q08	2Q09	3Q09	vs. 2Q09
Revenues (CHF m)	1'573	1'368	1'378	1%
Expenses (CHF m)	1'385	1'589	1'268	(20%)
Invested assets (CHF bn)	764	695	694	(0%)
NNM (CHF bn)	(12.5)	(5.8)	(9.9)	
Personnel (FTE)	20'105	18'774	17'677	(6%)

11

Global Asset Management

Pre-tax profit
(CHF m)


415
247
109
82
130
3Q08
2Q09
3Q09

Excluding restructuring charges in 2Q09 and the gain on sale of Adams Street Partners in 3Q08

- Revenues increased by 7% on higher performance fees in A&Q and higher management fees on increased average invested assets
- Cost / income ratio improved to 77.1%
- NNM outflows decreased to CHF 10bn, showing first net inflows from clients other than those of WM businesses since 4Q06
- Further improvement in investment performance in many traditional strategies

	3Q08	2Q09	3Q09	vs. 2Q09
Revenues (CHF m)	827	530	567	7%
Expenses (CHF m)	413	448	437	(2%)
Cost / income ratio (%)	49.9	84.5	77.1	(7.4 ppts)
Invested assets (CHF bn)	708	593	583	(2%)
NNM (CHF bn)	(34.4)	(17.1)	(10.0)	
Personnel (FTE)	3'970	3'718	3'527	(5%)

12

Investment Bank revenues

Total revenues
(CHF m)


(661)
651
(295)
(1'017)
532
2'114
(1'213)
(369)
1'167
2'845
(1'436)
(243)
1Q09
2Q09
3Q09

Revenues excl. own credit and credit loss expense
Own credit
Credit loss expense

- Improvement driven by revenue increases in FICC and to a lesser extent reductions in credit loss expense, partly offset by reductions in Equities and IBD and an increase in own credit charge
- Revenues were adversely affected by staff departures in prior quarters and some seasonal effects
- Positive FICC revenues show progress in risk reduction and the effect of key hires


IBD revenues
2Q09
3Q09
(CHFm)
717
698
(3%)


Equities revenues
2Q09
3Q09
(CHFm)
1'456
1'162
(20%)


FICC revenues
2Q09
3Q09
(CHFm)
(59)
985

13

Investment Bank



Pre-tax profit
(CHF m)
66
(633)
(1'370)
(1'846)
(2'752)
(4'821)
3Q08
2Q09
3Q09
As reported
Excluding own credit

- Pre-tax result excluding own credit charge is positive, after eight quarters of losses
- Personnel costs increased mainly due to increased accruals for discretionary compensation
- G&A expenses continued to decrease further
- Balance sheet reduced by 11% to CHF 1'119bn
- Risk-weighted assets reduced by 22% to CHF 126bn

	3Q08	2Q09	3Q09	vs. 2Q09
Revenues (CHF m)	(754)	532	1'167	119%
o/w own credit	2'069	(1'213)	(1'436)	
o/w credit loss (expense) / recovery	(317)	(369)	(243)	
Expenses (CHF m)	1'998	2'378	2'537	7%
Risk weighted assets (CHF bn)	221	161	126	(22%)
Personnel (FTE)	20'841	16'922	16'130	(5%)

14

Strengthened capital position

- Tier 1 ratio increased to 15.0% at 30 September from 13.2% at 30 June
- Risk-weighted assets substantially reduced to CHF 211bn
- FINMA leverage ratio flat at 3.5%



Tier 1 ratio
2Q09
3Q09
13.2
15.0



Risk-weighted assets
2Q09
3Q09
(CHF bn)
248
211



FINMA Leverage Ratio
2Q09
3Q09
3.5
3.5

15

Regulatory capital

CHF billion	Tier 1 capital	BIS RWA	Tier 1 ratio	Total capital	Total ratio
30.06.09	32.6	248	13.2%	43.9	17.7%
Net P&L attributable to shareholders	(0.6)			(0.6)	
Net P&L not eligible for capital	1.7			1.7	
MCN2 impact	(1.4)			(1.4)	
Student loan ARS	(0.8)	(7)		(1.6)	
UBS Pactual sale	0.7	(2)		0.7	
Other	(0.6)			(0.6)	
Risk reduction		(28)			
Impacts on Tier 2 capital				(1.2)	
30.09.09	31.6	211	15.0%	40.9	19.4%

16

UBS

17

Appendix

Group results

	3Q08	2Q09	3Q09
Operating profit before tax from continuing operations (CHF m)	(493)	(1'323)	(593)
Net profit attributable to UBS shareholders (CHF m)	283	(1'402)	(564)
Diluted earnings per share (CHF)	0.09	(0.39)	(0.15)
Total assets (CHF bn)	1'997	1'600	1'476
Risk-weighted assets (CHF bn)	332	248	211
Tier 1 ratio (%)	11.0	13.2	15.0
Net new money - WM&SB (CHF bn)	(36.8)	(16.5)	(16.7)
Net new money - WM Americas (CHF bn)	(12.5)	(5.8)	(9.9)
Net new money - Global AM (CHF bn)	(34.4)	(17.1)	(10.0)
Invested assets (CHF bn)	2'640	2'250	2'258
Personnel (FTE)	79'565	71'806	69'023

19

Exposure[1] to monoline insurers, by rating

USD billion	Notional amount[3]	Fair value of underlying CDOs[4]	Fair value of CDSs[5] prior to CVA	Credit valuation adjustment as of 30.9.09	Fair value of CDSs after CVA
Credit protection on US sub-prime RMBS CDOs[2]	2.4	0.5	1.9	1.5	0.4
of which: from monolines rated investment grade (BBB and above)	0.0	0.0	0.0	0.0	0.0
of which: from monolines rated sub-investment grade (BB and below)	2.4	0.5	1.9	1.5	0.4
Credit protection on other assets[2]	12.0	8.3[6]	3.7	1.5	2.2
of which: from monolines rated investment grade (BBB and above)	2.4	1.8	0.6	0.1	0.5
of which: from monolines rated sub-investment grade (BB and below)	9.6	6.5	3.1	1.4	1.7
Total 30.9.09	14.4	8.8	5.6	3.0	2.6
Adjusted total 30.6.09 reflecting July 09 commutations	14.3	7.8	6.6	3.4	3.2
Total 30.6.09	18.4	8.2	10.2	6.2	3.9

1 Excludes the benefit of credit protection purchased from unrelated third parties
2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies
3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection
4 Collateralized debt obligations (CDOs)
5 Credit default swaps (CDSs)
6 Includes USD 5.5 billion (CHF 5.7 billion) at fair value / USD 6.0 billion (CHF 6.2 billion) at carrying value of assets that were reclassified to "Loans and receivables" from "Held for trading" in fourth quarter 2008.

20

Reclassified assets

30.09.2009, CHF billion	Notional value	Fair value	Carrying value	Ratio of carrying to notional value
US student loan and municipal auction rate securities	9.6	8.2	8.4	87%
Monoline protected assets[1]	7.6	5.9	6.5	85%
Leveraged Finance	2.9	0.9	1.0	33%
CMBS/CRE (excl. interest-only strips)	2.5	2.0	2.1	86%
US reference linked notes	1.2	0.9	1.0	86%
Other assets	1.4	1.0	1.2	85%
Total (excl. CMBS interest-only strips)	25.2	19.1	20.2	80%
CMBS interest-only strips		1.0	0.9	
Total reclassified assets		20.1	21.1	

1 Includes CDOs (notional value of approximately CHF 0.45bn; carrying value and fair value of approximately CHF 0.3bn) which are no longer hedged by CDS with monoline insurers following the commutation of these CDS trades in prior periods

21

Highly liquid balance sheet and diversified funding profile Asset funding, 30 Sep, 2009 (CHF bn) Cash & banks 75 Due to banks 86 Loans 312 Deposits 421 Time deposits 106 135% Demand 161 coverage deposits Retail savings 108 Trading assets 261 / deposits Fiduciaries 46 Long term 192 debt Collateral 216 trading Money market 67 Trading liabilities 53
CHF 130bnsurplus Coll. trading 86 Other assets 125 Other (incl. net RVs) 39 Total equity 47 Assets Liabilities and equity 22 WM&SB disclosure enhancements ? Key dates: — 17 Nov 2009, Investor Day — Introduction of new structure with approximate figures —Mar / Apr 2010, Time-series updated for the new structure —4 May 2010, Publication of 1Q10 results — Reporting under new structure Current reporting structure New reporting structure Wealth Management & Swiss Bank Wealth Management & Swiss Bank Swiss Clients Wealth Retail and InternationalClients Management Corporate Operating income Operating income Operating income Operating income Pre-tax profit Pre-tax profit Pre-tax profit 23

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
Title Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
Title Director

Date: November 3, 2009